                                                                    EXHIBIT 99.1

MONDAY DECEMBER 18, 5:17 PM EASTERN TIME

PRESS RELEASE

SOURCE: LJ International Inc.

LJ INTERNATIONAL REPORTS SIGNIFICANT GAINS IN SECOND QUARTER SALES

SECOND QUARTER HIGHLIGHTS: -- INCREASED SALES IN EXISTING PRODUCT LINES DRIVE A 31% INCREASE IN REVENUES TO $12.8 MILLION FROM $9.8 MILLION A YEAR AGO. -- NET INCOME INCREASES 23% TO $1.4 MILLION FROM $1.1 MILLION LAST YEAR -- OVER 260 LORENZO AUTHORIZED JEWELERS SIGNED ON SINCE JUNE 2000

HONG KONG and SCOTTSDALE, Ariz., Dec. 18 /PRNewswire/ -- LJ International Inc. (Nasdaq: JADE - news), the largest publicly owned manufacturer of semi-precious jewelry, today reported a 31% increase in sales for its second fiscal quarter ended October 31, 2000.

"The increase in revenues is primarily attributable to increased sales from our existing customers by cross-selling. Moreover, solid contributions from successful new product launches, such as the recently launched Lorenzo-branded jewelry, drove second quarter sales," said Yu Chuan Yih, Chairman and CEO of LJ International. "We remain focused on expanding our market share and broadening our product line."

Company Reports Record Second Quarter Revenues

Revenues for the second fiscal quarter ended October 31, 2000 increased 31% to $12.8 million from $9.8 million in the year-ago period. The increase in sales is primarily a result of increased sales in existing product lines and new product launches. The second quarter of fiscal 2001 represents the sixth consecutive quarter-over-quarter revenue gain.

While incurring the cost of new product launches, the Company still achieved net income of $1.4 million for its fiscal second quarter, a 23% gain over net income of $1.1 million in the year-ago quarter. LJ International earned $0.17 per diluted share on 8.6 million shares outstanding, a 10% decline from the $0.19 per diluted share earned on 6.3 million shares outstanding in the year-ago quarter. The increased number of outstanding shares is attributable to the conversion of the Company's convertible debentures.

"Solid sales gains in the second quarter were driven by our ability to fill large orders from high-volume customers, and our commitment to quality. In a very competitive environment, our advantage is high volume," said Michael Gilburd, Vice President of Corporate Development. "Looking ahead, we expect continued sales growth across our product lines. In addition, the success of cross-selling our new product lines should directly contribute to LJ International's future growth and strong results."

The Lorenzo-branded jewelry line, which was launched in June of 2000, has already attracted over 260 independent retailers. The line consists of over 200 unique styles of jewelry, manufactured with semi-precious stones.

Bright Fiscal Year 2001 Outlook

"Our growth prospects for fiscal 2001 remain strong, with promising opportunities for increasing our market share. We will continue to leverage our existing customer relationships by expanding into target markets," said Mr. Yih.

"The fundamentals of the jewelry industry remain solid as the demand for lower cost suppliers from overseas markets continues to grow. As part of our proven success, we will focus on expanding our product lines and broadening our distribution networks. We anticipate that demand for both our core and new product lines will fuel growth throughout fiscal 2001," concluded Mr. Yih.

About LJ International Inc.

With manufacturing operations in the People's Republic of China for more than 10 years, LJ International Inc. has grown to become the world's largest publicly-owned manufacturer and marketer of semi-precious jewelry. The Company's operations are totally vertically integrated from mine-to-market. LJ International operates two manufacturing facilities in China that employ approximately 2,500 skilled craftsmen. The Company produces more than 2 million pieces of fine finished jewelry, and annually cuts more than 4 million carats of high quality gemstones, which are sold primarily to the largest jewelry retailers in the United States and Europe. LJ International invites the public to visit the Company's website at http://www.ljinc.com/ for additional information.

Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the success of the Company's Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

                             LJ International, Inc.
                         Selected Financial Information
                          In Accordance With U.S. GAAP

         (United States Dollars, in Thousands, Except Per Share Amounts)

                              Income Statement Data

                                                  Three months   Three months
                                                     ended           ended
                                                  October 31,     October 31,
                                                     2000            1999
                                                   (Unaudited)    (Unaudited)

    Sales                                            $12,851         $9,820
    Cost of goods sold                                 8,225          6,121
    Gross profit                                       4,626          3,699
    Selling, general and administrative expenses       2,891          2,305
    Operating income                                   1,735          1,394
    Other expenses, net                                   97             75
    Income before income taxes                         1,638          1,319
    Income taxes                                         170            129
    Net income under US GAAP                          $1,468         $1,190
    Earnings per share - basic (US GAAP)              $ 0.17          $0.19
    Earnings per share - diluted (US GAAP)            $ 0.17          $0.19
    Weighted average shares
      outstanding - basic                          8,671,615      6,365,646
    Weighted average shares
      outstanding - diluted                        8,671,615      6,365,646

                               Balance Sheet Data

                                                At October 31,   At April 30,
                                                     2000            1999
                                                  (Unaudited)     (Unaudited)

    Cash                                              $6,726         $5,031
    Accounts receivable, net                           6,932          5,522
    Inventories                                       20,546         19,203
    Prepayments and others                             5,048          2,868
    Total current assets                              39,252         32,624
    Property, plant and equipment, net                 6,511           6374
    Other assets                                         264            326
    Total assets                                     $46,027        $39,324

    Total current liabilities                         16,330         12,017
    Total liabilities                                 16,832         15,830
    Minority interests                                     -              -
    Related companies' advances                            -              -
    Common stock                                          87             74
    Additional paid-in capital                        14,448         11,444
    Warrant reserve                                      339            339
    Retained earnings                                 14,321         11,637
    Total shareholders' equity                        29,195         23,494
    Total liabilities and shareholders' equity       $46,027        $39,324